Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the Securities and Exchange Commission on June 20, 2025.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.
File No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
Solstice Advanced Materials, LLC*
(Exact name of registrant as specified in its charter)

Delaware	33-2919563
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

115 Tabor Road Morris Plains, New Jersey	07950
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code:
[              ]
Securities to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange on
Title of Each Class to be so Registered	Which Each Class is to be Registered
Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC
Securities to be registered pursuant to Section 12(g) of the Act:
None.
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company.
See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
*Solstice Advanced Materials, LLC will convert into a corporation and will be renamed Solstice Advanced Materials Inc. prior to the completion of the Spin-Off (as defined in Exhibit 99.1).

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
EXPLANATORY NOTE
Solstice Advanced Materials, LLC is omitting its unaudited combined financial statements for each of the three months ended March 31, 2025 and March 31, 2024 because they relate to historical periods that it believes will not be required to be included in this registration statement at the time of the initial public filing of the registration statement. Solstice Advanced Materials, LLC intends to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment, at least 15 days prior to the anticipated effective date of the registration statement.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Solstice Advanced Materials, LLC
Information Required in Registration Statement
Cross-Reference Sheet between the Information Statement and Items of Form 10
Certain information required to be included in this Form 10 is incorporated by reference to specifically-identified portions of the body of the information statement filed herewith as Exhibit 99.1 and which will be delivered to shareowners. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.
Item 1.     Business.
The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “The Spin-Off,” “Capitalization,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.
Item 1A.     Risk Factors.
The information required by this item is contained under the sections of the information statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” Those sections are incorporated herein by reference.
Item 2.     Financial Information.
The information required by this item is contained under the sections of the information statement entitled “Capitalization,” “Selected Historical and Unaudited Pro Forma Combined Financial Data,” “Unaudited Pro Forma Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Material Indebtedness.” Those sections are incorporated herein by reference.
Item 3.     Properties.
The information required by this item is contained under the section of the information statement entitled “Business—Properties.” That section is incorporated herein by reference.
Item 4.     Security Ownership of Certain Beneficial Owners and Management.
The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.
Item 5.     Directors and Executive Officers.
The information required by this item is contained under the section of the information statement entitled “Management and Board of Directors.” That section is incorporated herein by reference.
Item 6.     Executive Compensation.
The information required by this item is contained under the sections of the information statement entitled “Management and Board of Directors,” “Director Compensation” and “Compensation Discussion and Analysis.” Those sections are incorporated herein by reference.
Item 7.     Certain Relationships and Related Transactions, and Director Independence.
The information required by this item is contained under the sections of the information statement entitled “Risk Factors,” “Management and Board of Directors” and “Certain Relationships and Related Party Transactions.” Those sections are incorporated herein by reference.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
Item 8.     Legal Proceedings.
The information required by this item is contained under the sections of the information statement entitled “Business—Legal Proceedings” and Note 19 “Commitments and Contingencies” to the audited combined financial statements. Those sections is incorporated herein by reference.
Item 9.     Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
The information required by this item is contained under the sections of the information statement entitled “The Spin-Off,” “Dividend Policy,” “Security Ownership of Certain Beneficial Owners and Management” and “Description of Our Capital Stock.” Those sections are incorporated herein by reference.
Item 10.     Recent Sales of Unregistered Securities.
The information required by this item is contained under the section of the information statement entitled “Description of Our Capital Stock.”
Item 11.     Description of Registrant’s Securities to be Registered.
The information required by this item is contained under the sections of the information statement entitled “Description of Our Capital Stock.” That section is incorporated herein by reference.
Item 12.     Indemnification of Directors and Officers.
The information required by this item is contained under the sections of the information statement entitled “Description of Our Capital Stock” and “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Separation and Distribution Agreement.” Those sections are incorporated herein by reference.
Item 13.     Financial Statements and Supplementary Data.
The information required by this item is contained under the sections of the information statement entitled “Non-GAAP Financial Information,” “Selected Historical and Unaudited Pro Forma Combined Financial Data,” “Unaudited Pro Forma Combined Financial Information” and “Index To Combined Financial Statements” and the financial statements referenced therein. Those sections and such financial statements and related notes are incorporated herein by reference.
Item 14.     Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
None.
Item 15.     Financial Statements and Exhibits.
(a) Financial Statements
The information required by this item is contained under the sections of the information statement entitled “Index to Combined Financial Statements,” “Unaudited Pro Forma Combined Financial Information” and the financial

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83
statements referenced therein. Those sections and such financial statements and related notes are incorporated herein by reference.
(b) Exhibits
The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description
2.1	Form of Separation and Distribution Agreement by and between Honeywell International Inc. and the registrant*
3.1	Form of Amended and Restated Certificate of Incorporation of the registrant*
3.2	Form of Restated By-laws of the registrant*
10.1	Form of Transition Services Agreement by and between Honeywell International Inc. and the registrant*
10.2	Form of Tax Matters Agreement by and between Honeywell International Inc. and the registrant*
10.3	Form of Employee Matters Agreement by and between Honeywell International Inc. and the registrant*
10.4	Form of Intellectual Property Cross-License Agreement by and between Honeywell International Inc. and the registrant*
10.5	Form of Trademark License Agreement by and between Honeywell International Inc. and the registrant*
10.6	Form of Accelerator License Agreement by and between Honeywell International Inc. and the registrant*
10.7	Form of the registrant’s 2025 Stock Incentive Plan*
21.1	Subsidiaries of the registrant*
99.1	Information Statement of the registrant, preliminary and subject to completion, dated June 20, 2025
99.2	Form of Notice of Internet Availability of Information Statement Materials*
____________

*	To be filed by amendment.

Confidential Treatment Requested by Solstice Advanced Materials, LLC
Pursuant to 17 C.F.R. Section 200.83

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused its Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLSTICE ADVANCED MATERIALS, LLC

By:
Name:
Title:
Dated:                   , 2025